Volvo Presents a New Engine Family That Meets
Very Stringent US Environmental Standards

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 14, 2006--Volvo Trucks North America is presenting an entirely new engine family to meet the more stringent environmental requirements that come into force in North America on January 1, 2007. Not only are the new engines cleaner, their fuel consumption is on a par with that of the current engine range despite the fact that they have lower emissions levels and offer increased reliability.

    The US EPA (Environmental Protection Agency) has a highly ambitious plan for drastically cutting emissions from heavy trucks. From 2007, emissions of nitrogen oxides are to be reduced by 50 percent, with emissions of particulates dropping by no less than 90 percent in new engines. The next stage will come in 2010 when the emissions limits will be toughened still further.

    Volvo will offer its customers in North America three new engines with displacements of 11, 13 and 16 litres. All the engine variants are equipped with EGR (Exhaust Gas Recirculation) in combination  with a particulate filter. Volvo has already delivered 42,000 trucks with EGR engines since November 2002. Volvo Trucks North America said that the 2007 emissions technology price increase for its trucks will be $7500.

    "The new engine family will both improve air quality and make our customers more competitive," says Peter Karlsten, President and CEO of Volvo Trucks North America.

    Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Trucks North America
Claes Claeson, +46 31-66 39 08 or +46 708-36 39 08